SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                           For the month of July 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2(degree) andar
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     (Check One) Form 20-F  X  Form 40-F
                                           ---           ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

                         (Check One) Yes      No  X
                                         ---     ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                         (Check One) Yes      No  X
                                         ---     ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         (Check One) Yes      No  X
                                         ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____ .)

                         Financial Statements

                         Tele Nordeste Celular Participacoes S.A. and subsidiary

                         Six-month period ended June 30, 2004

             TELE NORDESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARY

                              FINANCIAL STATEMENTS

                      Six-month period ended June 30, 2004




                                    Contents



           Balance Sheets...................................................3
           Statements of Income.............................................4
           Statements of Shareholders' Equity...............................5
           Statements of Changes in Financial Position......................6
           Notes to Financial Statements....................................7

                                     TELE NORDESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARY

                                                         Balance Sheets
                                                          June 30, 2004
                                                     (In thousands of reais)







Assets                               Company     Consolidated     Liabilities and shareholders' equity  Company     Consolidated
                                    ---------   --------------                                         ---------   --------------
   Current assets                                                  Current liabilities
   Cash and cash equivalents              38        294,709        Trade accounts payable                   434        130,132
   Trade accounts receivable               -        242,160        Loans                                      -         41,450
   Inventories                             -         22,905        Taxes and contributions                  404         40,570
   Recoverable taxes                   2,718         75,241        Salaries and vacations payable           326         10,965
   Deferred income and social                                      Dividends and interest on
    contribution taxes                   802         53,046          shareholders' equity                 5,032         10,775
                                                                   License for use                            -         23,334
                                                                   Other current liabilities                 24         39,663
                                                                                                      ----------     ----------
   Other current assets                  111         22,790
                                   ----------    -----------
                                                                   Total current liabilities              6,220        296,889
                                                                                                      ----------     ----------
   Total current assets                3,669        710,851
                                   ----------    -----------

                                                                  Noncurrent liabilities
Noncurrent assets                                                  Loans                                      -         20,387
   Deferred income and social                                      Due to related parties                14,743              -
     contribution taxes                3,926         81,567        Provision for contingencies               48          8,932
   Loan to subsidiaries                  388            388
   Recoverable taxes                       -         19,899                                           ----------     ----------
   Other  noncurrent assets               52          3,751       Total noncurrent liabilities           14,791         29,319
                                   ----------    -----------                                          ----------     ----------

   Total noncurrent assets             4,366        105,605
                                   ----------    -----------
                                                                  Minority interest                           -        188,131
                                                                                                      ----------     ----------


   Permanent assets                                               Shareholders' equity
   Investments                       966,076              -        Paid in capital                      428,237        428,237
   Property, plant and equipment       2,005        652,988        Capital reserve                      119,172        119,172
                                   ----------    -----------
                                                                   Income reserves                      141,131        141,131
                                                                   Retained earnings                    266,565        266,565
                                                                                                      ----------     ----------
   Total permanent assets            968,081        652,988
                                   ----------    -----------
                                                                   Total shareholders' equit    y       955,105        955,105
                                                                                                      ----------     ----------



   Total assets                      976,116      1,469,444       Total liability and shareholders'     961,325      1,440,125
                                   ==========    ===========                                          ==========     ==========


See accompanying notes.

               TELE NORDESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARY

                                 Statements of Income
                         Six-month period ended June 30, 2004
                               (In thousands of reais)

                                                        Company        Consolidated
                                                     -------------    --------------

Gross revenue from sales and services
     Telecommunication services and sale of goods               -           671,551

     Deductions                                                 -          (161,458)
                                                     -------------    --------------

Net revenue                                                     -           510,093

     Cost of goods sold and services rendered                   -          (231,551)
                                                     -------------    --------------

Gross profit                                                    -           278,542

Operating revenue (expenses)
     Selling expenses                                           -          (133,276)
     General and administrative expenses                   (4,482)          (44,571)
     Equity pickup                                         81,000                 -
     Other operating income (expenses), net                   (10)          (12,221)
                                                     -------------    --------------

Operating income before financial results                  76,508            88,474
                                                     -------------    --------------

Financial income (expenses)
     Financial income                                         821            30,844
     Financial expenses                                      (764)          (11,503)
     Exchange variations, net                                                (1,047)
                                                     -------------    --------------
                                                               57            18,294

Operating income                                           76,565           106,768
                                                     -------------    --------------

     Nonoperating income (expenses), net                   (4,109)           (4,152)
                                                     -------------    --------------

Income before taxes                                        72,456           102,616
                                                     -------------    --------------

     Income and social contribution taxes                   1,068           (13,614)

Income before minority interest                            73,524            89,002
                                                     -------------    --------------

Minority interest                                               -           (15,478)
                                                     -------------    --------------

Net income for the period                                  73,524            73,524
                                                     =============    ==============

Net income per thousand shares  - R$                         0.20
                                                     =============

Number of shares at end of period (in thousands)      365,777,579
                                                     =============

See accompanying notes.

                                       TELE NORDESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARY

                                                 Statements of Shareholders' Equity
                                                Six-month period ended June 30, 2004
                                                                                          (In thousands of reais)



                                                 Capital
                                                 reserve   Income reserves        Income reserves
                                               ---------------------------------------------------
                                      Paid-in    Special      Statutory                Realizable    Dividends   Retained
                                      Capital    Premium        Reserve    Legal   profit reserve      payable   earnings     Total
                                     --------  ---------   ------------  -------   ---------------   ---------   --------    -------


Balance at December 31, 2003          313,709    144,352        87,154    32,838           18,838        2,301    277,850   877,042

Capital increase with reserve and
  retained earnings                   109,989    (25,180)            -         -                -            -    (84,809)        -

Capital increase by shareholders        4,539          -             -         -                -            -          -     4,539

Net income for the year                     -          -             -         -                -            -     73,524    73,524

                                     --------  ---------   ------------  -------   ---------------   ---------   --------   --------
Balance at June 30 ,2004              428,237    119,172        87,154    32,838           18,838        2,301    266,565   955,105
                                     ========  =========   ============  =======   ===============   =========   ========   ========





See accompanying notes.

                            TELE NORDESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARY

                                  Statements of Changes in Financial Position
                                      Six-month period ended June 30, 2004
                                            (In thousands of reais)

                                                                            Company             Consolidated
                                                                      --------------------   -------------------
Sources of working capital
     From operations:
        Net income for the year                                                 73,524                73,524

        Items not affecting working capital:
           Depreciation                                                            617                97,522
           Residual value of fixed asset disposal                                    -                 1,503
           Equity pickup in subsidiaries                                       (81,000)                    -
           Monetary variation of noncurrent liabilities                              -                   670
           Loss for change in shareholdings in
              subsidiaries and affiliates                                        4,240                     -
           Minority interest                                                         -                15,478
           Provision for contingencies                                               -                  (680)
                                                                      -----------------      ----------------

                                                                                (2,619)              188,017

     From shareholders:
           Capital increase                                                      4,539                 4,539

     From third parties:
        Increase in noncurrent liabilities                                      10,504                     -
        Transfer from noncurrent to current assets                               1,690                19,578
                                                                      -----------------      ----------------

                                                                                12,194                19,578
                                                                      -----------------      ----------------

     Total sources                                                              14,114               212,134
                                                                      -----------------      ----------------

Applications of working capital
     Noncurrent assets                                                           1,224                13,306
     Property, plant and equipment                                                  41                62,773
     Transfer from noncurrent to current liabilities                                 -                20,083
     Minority interest - dividends and participation variations                      -                24,721

                                                                      -----------------      ----------------
     Total applications
                                                                                 1,265               120,883
                                                                      -----------------      ----------------

Increase in working capital                                                     12,849                91,251
                                                                      =================      ================

Changes in working capital
     At beginning of period                                                    (15,400)              322,711
     At end of period                                                           (2,551)              413,962
                                                                      -----------------      ----------------

Increase in working capital                                                     12,849                91,251
                                                                      =================      ================


See accompanying notes.

             TELE NORDESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS
                      Six-month period ended June 30, 2004
                             (In thousands of reais)


1.       Operations

Tele Nordeste Celular Participacoes S.A. was formed on May 22, 1998, through spin-off of certain assets and liabilities of TELEBRAS, based on the balance sheet as of February 28, 1999, in connection with the privatization process of the telecommunications sector in Brazil.

Tele Nordeste Celular Participacoes S.A. is a publicly traded corporation controlled by Tim Brasil Servicos e Participacoes S.A., which holds 53.48% of voting capital and 23.87% of total capital.

The subsidiary of Tele Nordeste Celular Participacoes S.A. was concessionaire rendering mobile cellular telephone services ("SMC") and other activities necessary or useful for such services. Due to the authorization agreement entered into by this subsidiary and ANATEL (National Telecommunications Agency) on December 10, 2002, they were allowed to render personal mobile services ("SMP") in the geographic area of operation attributed to the subsidiary for an indefinite term. Said authorization agreements replaced the previous concession contracts.

The business activities of the subsidiary, including the services it may provide and the maximum tariff rates to be charged are regulated by the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes - ANATEL), the regulatory agency for Brazil's telecommunications industry, in compliance with Law No. 9472 of July 16, 1997 and the respective regulations.

2.       Corporate Reorganization

a)       The Millennium Project

    At the time the controlling shareholder acquired its common shares participation, resulting from the privatization process, it paid an amount in addition to the book value of the common shares, thus characterizing a premium. In the first quarter of 2000, the Company and its controlling shareholder started a corporate reorganization for the transfer of this premium to its operating subsidiaries in order to benefit from the tax deductibility resulting from the premium amortization.

a)       Millennium Project - Continued

    As the first phase of the corporate restructuring, the premium was transferred to the Company by means of a two-step process, involving the formation by the controlling shareholder of a new subsidiary to which the premium was transferred and later on the merger by absorption of this new subsidiary into the Company on April 3, 2000. These two steps were completed on April 28, 2000, at which date they were approved by the Extraordinary Shareholders General Meeting.

    In the second phase, the Company performed a spin-off, by which the operating subsidiary incorporated the respective participation in the premium. This second phase was approved by the Board of Directors on May 30, 2000 and by the Extraordinary Shareholders General Meeting of each subsidiary on June 30, 2000.

    The accounting records kept for corporate and tax purposes resulting from the corporate restructuring process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

      Premium incorporated for investment acquisition,
        net of accumulated amortization                           302,414
      Provision for integrity of net equity,
          net of reversals                                       (199,593)

                                                                 --------
       Tax benefits                                               102,821
                                                                 ========


    The premium was recorded under the financial precept of expected future profitability and is being amortized over a 10-year period, as per the appraisal report prepared by a specialized firm. In view of the Company's projected operating results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report. During the year, there were no changes in the Company's management expectation in relation to the amortization period established.

a)       Millennium Project - Continued

    The provision for integrity of net equity represents approximately 66% of premium net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

    In order to provide a better presentation of the financial statements, the net amount of premium less the provision of R$ 102,821 that, in essence, represents the tax credit balance, was classified in the balance sheet under deferred income and social contribution taxes, of which R$ 25,180 as current assets and R$ 77,641 as noncurrent assets. Amortization of premium and the reversal of the provision are recorded, respectively, as other operating expenses and income.

b) Merger with operating companies

    The corporate reorganization process basically consists of merger of Telasa Celular S.A., Teleceara Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. into Telpe Celular S.A. In December 2003, the operating subsidiaries submitted this reorganization to prior ANATEL approval.

    On January 30, 2004 the Merger Agreement and Justification of the companies was approved. On this same date, the book records of the merger of the operating subsidiaries' net equity was made in the accounting books of Tim Nordeste Telecomunicacoes S.A. (former name of Telpe Celular S.A.).

   This corporate reorganization aims at integrating the activities of these operating companies that belong to the same economic group, to allow increased synergy, expansion of Tim Nordeste Telecomunicacoes S.A. operations, reduction of expenses related to maintenance of individual companies and concentration of liquidity of shares of Tele Nordeste Celular Participacoes S.A.'s subsidiaries.

                  3. Presentation of the Financial Statements

The consolidated and individual financial statements were prepared in accordance with the accounting practices originating in Brazil's Corporation Law and the complementary rules of the Brazilian Securities and Exchange Commission - CVM.

The financial statements for the period from January 1 to June 30, 2004 were prepared with the specific purpose of supporting the merger process of Tele Nordeste Celular Participacoes S.A. into Tele Celular Sul Participacoes S.A. Considering this specific purpose, such financial statements are not being presented for comparison with the previous year.

4.    Summary of Principal Accounting Practices (Parent Company and Subsidiary)

Complying with the accrual basis of accounting, the Company and its subsidiary adopt the following accounting practices:

a)    Consolidated Financial Statements

      The financial statements include Tele Nordeste Celular Participacoes S.A. and its subsidiary Tim Nordeste Telecomunicacoes S.A., of which it holds 81.82% interest.

      The consolidation process includes the following procedures:

      a) Elimination of intercompany asset and liability balances;

      b) Elimination of interest in the subsidiary's capital, reserves and retained earnings;

      c) Elimination of intercompany income and expense balances arising from intercompany transactions;

      d) Identification of minority interests in the consolidated financial statements;

      e) Reclassification of the income tax incentive recorded by the operating subsidiary from capital reserve to result for the period.

4. Summary of Principal Accounting Practices (Parent Company and Subsidiary)--Continued

      b)    Cash and cash equivalents

            Consists of bank account balances and short-term investments, stated at cost plus earnings to the balance sheet date.

      c)    Trade accounts receivable

            Accounts receivable from telecommunication service subscribers are stated at the tariff rate in effect on the date the service is rendered. They also include amounts receivable from services rendered but not billed up to the balance sheet date as well as receivables arising from the sale of cellular telephones.

      d)    Allowance for doubtful accounts

            Is set up for an amount considered adequate to cover any adventitious losses arising on collection of accounts receivable, taking into consideration the risks involved.

      e)    Inventories

            Comprising mainly cellular telephones valued at average acquisition cost, net of a provision for adjustment to market value, when applicable.

      f)    Investments

            Investments in the subsidiary are stated at the equity method based on net equity on that date, and the accounting practices are in line with those of the parent company.

4. Summary of Principal Accounting Practices (Parent Company and Subsidiary)--Continued

      g)    Property, plant and equipment

            Are recorded at acquisition or construction cost, less accumulated depreciation. Expenditures incurred with repair and maintenance costs are capitalized when representing improvements (increase of installed capacity or extended estimated useful life), otherwise they are charged to operating results, observing the accrual basis. Interest on loans financing construction in progress is capitalized and depreciated over the estimated useful life of the asset item. The recovery of property, plant and equipment through operations is reviewed annually.

            Depreciation is calculated by the straight-line method at rates that take the estimated useful life of the assets into consideration, as shown in Note 10.

      h)    Income and social contribution taxes

            The operating companies, through Constitutive Reports, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became beneficiaries of the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

            The operating company calculated and records taxes at effective rates at the quarterly information date on the accrual basis. The amount of the aforementioned income tax reduction benefit reduces the provision for income tax payable, being recorded against capital reserve - tax incentive, in shareholders' equity.

            Deferred taxes related to temporary differences and tax losses are posted to current and noncurrent assets, based on expected realization thereof, which is reviewed every year.

      4. Summary of Principal Accounting Practices (Parent Company and Subsidiary)--Continued

      h)    Income and social contribution taxes --Continued


            The tax credit resulting from merger of the spun off assets of Tele Nordeste Celular Participacoes S.A. into its subsidiaries is being realized over a 10-year period.

      i)    Loans and financings

            Loans and financings include interest accrued to the balance sheet date. As mentioned in Note 11, the subsidiary has hedge contracts that effectively convert liabilities denominated in U.S. dollars into obligations denominated in reais, in order to protect itself against an unexpected devaluation of the real in relation to the U.S. dollar. Hedge operation gains and losses are shown in the statement of income on the accrual basis, at contractual rates.

      j)    Provision for contingencies

            Is set up based on management's expectations, supported by the internal and external legal advisors' opinion, for amounts judged sufficient to cover probable losses and risks.

      k)    Recognition of operating income

            Income derived from services rendered and from the sale of cellular telephones is recorded according to the date the services are rendered or the sale made. The telecommunication cellular services income comprise the subscription, use, use of network, long-distance calls and other services rendered to subscribers and other telecommunication operators. Services are billed monthly and those rendered in the period between the billing date up to the end of each month are estimated and recognized as income in the month the service is rendered.

            Prepaid telecommunication services income is recognized on the accrual basis in the period they are used, based on the effective use recorded in each period.

      4. Summary of Principal Accounting Practices (Parent Company and Subsidiary)--Continued

      l)    Financial instruments

            The Company estimates, based on the relevant market information available or other evaluation techniques, the fair value of the financial instruments, including the hedge instruments, at the balance sheet date.

      m)    Use of estimates

            The preparation of the Company's and consolidated financial statements requires management to make estimates and establish assumptions that may affect the amounts disclosed in the financial statements and corresponding notes. The actual results may differ from these estimates.

      n)    Income per thousand shares

            Income per thousand shares is calculated based on the number of outstanding shares at the balance sheet date.

5.    Transactions with Related Parties

      The main transactions with the subsidiary TIM Nordeste Telecomunicacoes S.A. are represented as follows:

      LIABILITIES

      Noncurrent liabilities                                        14,743
         Other obligations                                           3,666
         Loans                                                      11,077

      EXPENSES                                                         226
         Financial expenses                                            226

      INCOME                                                           174
         Financial income                                              174


      Loans relate to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDI) rate.



6.    Trade Accounts Receivable

                                                             Consolidated
                                                            --------------

      Services billed                                          108,335
      Unbilled services                                         36,812
      Network use                                               84,440
      Sale of goods                                             56,546
                                                              --------
                                                               286,133

      Allowance for doubtful accounts                          (43,973)
                                                              --------

                                                               242,160
                                                              ========

      Falling due                                              140,362
      Matured for up to 60 days                                 89,757
      Matured for over 60 days                                  56,014
                                                              --------

                                                               286,133
                                                              ========




7.    Recoverable Taxes

                                                  Company     Consolidated
                                              -------------- ---------------

       Income and Social Contribution taxes          2,718          57,057
       ICMS                                              -          38,083
                                              -------------  --------------
                                                     2,718          95,140
       Short-term                                    2,718          75,241
                                              -------------  --------------
       Long-term                                         -          19,899
                                              =============  ==============



8.    Income and Social Contribution Taxes

      The Company and its subsidiary, based on the expectation of future taxable income generation, recognize tax credits on tax losses for the current and prior years, which do not have expiration term and whose offsetting is limited to 30% of the annual taxable income.

      Deferred income and social contribution taxes are composed as follows:

                                                Company         Consolidated
                                             --------------  ------------------

      Credit from merger
        (Notes 2 and 4h)                               -             102,821
      Allowance for doubtful accounts                  -              13,914
      Employees ' profit sharing                     162                 470
      Tax loss                                     2,887               2,887
      Loan for depreciation - supplement               -               9,280
      Social contribution tax loss                 1,039               1,039
      Provision for contingencies                     16               3,036
      Other provisions                               624               1,166
                                             ------------    ----------------

                                                   4,728             134,613

      Short-term                                    (802)            (53,046)
                                             ------------    ----------------

      Long-term                                    3,926              81,567
                                             ============    ================



      According to the projections prepared by the Company's management, the long-term deferred income and social contribution taxes existing at June 30, 2004 will be realized over the following years:


                                                Company         Consolidated
                                             -------------- -------------------
      2005                                         3,926              12,590
      2006                                             -              25,180
      2007                                             -              25,180
      2008                                             -              18,617
                                             ------------    ----------------
                                                   3,926              81,567
                                             ============    ================

      The composition of income and social contribution tax expense for the six-month period ended June 30, 2004 is as follows:

                                                      Company     Consolidated
                                                      --------    ------------
      Income tax for the period                            -         19,528
      Social contribution for the period                   -          7,263
      Deferred income tax                               (785)        (1,025)
      Deferred social contribution                      (283)          (813)
      Income tax reduction - ADENE                         -        (11,339)
                                                     --------      ---------
      Income and social contribution taxes expense    (1,068)        13,614
                                                     ========      =========



      The reconciliation of income and social contribution tax expense calculated by the application of the combined tax rates and the amounts charged against the operating results for the six-month period ended June 30, 2004 is shown below:

                                                      Company     Consolidated
                                                     ---------    ------------
      Income before taxes on
         income                                         72,456      102,616

      Combined tax rate                                     34%          34%

                                                      --------     --------
      Income and social contribution
         taxes due                                      24,635       34,889

      Permanent additions (exclusions):
      Provision for shareholders' equity
         integrity                                           -       (8,310)
      Equity pickup                                    (27,540)           -

      Tax incentive Sudene                                   -      (11,339)
      Other                                              1,837       (1,626)
                                                      --------     --------
                                                       (25,703)     (21,275)
      Income and social contribution taxes
         debited (credited) to result of operations
             for the period                             (1,068)      13,614
                                                      ========     ========

9.       Investments (Company)

      Participation in the subsidiary TIM Nordeste Telecomunicacoes S.A.:

      Capital                                               508,799

      Number of shares held (000)
      Common                                             10,637,233
      Preferred                                          13,142,412

      Shareholding (%)                                        81.82%

      Shareholders' equity without the
      special premium reserve                             1,034,823
                                                         ==========

      Income for period                                      85,140
                                                         ==========

      Equity pickup                                          81,000
                                                         ==========

      Investment                                            846,692
      Special premium reserve                               119,384

                                                         ----------
      Investment balance                                    966,076
                                                         ==========

10.   Property, Plant and Equipment

                                                       Company                     Consolidated
                                                   ---------------- --------------------------------------------
                                          Average
                                   annual depreciation  Net                         Accumulated       Net
                                          rate (%)    balance           Cost       depreciation     balance
                                   --------------- ---------------  -------------- -------------- -------------
      Assets and installations in use
      Switching equipment                   14.29               -         167,903       (111,222)       56,681
      Transmission equipment                14.29               -         806,664       (526,583)      280,081
      Terminal equipment               12.5 to 50               5          99,437        (68,539)       30,898
      Infrastructure                      4 to 20             191          96,736        (29,432)       67,304
      Assets for general use             10 to 20             925          66,825        (40,544)       26,281
      Software                                 20             725         259,650        (99,889)      159,761
                                                   ---------------  -------------- -------------- -------------

                                                            1,846       1,497,215       (876,209)      621,006

      Land                                                      -           1,318              -         1,318
      Assets and installations in progress                    159          30,664              -        30,664
                                                   ---------------  -------------- -------------- -------------

                                                            2,005       1,529,197       (876,209)      652,988
                                                   ===============  ============== ============== =============



      a)    Construction in progress

            Construction in progress comprises equipment in the phase of being implemented and/or installed, for TDMA and GSM technologies at the Company's subsidiary due to increase of investments in these technologies to allow prompt rendering of services in the cities in the area of operation attributed to the operating companies.

      b)    Equipment rental

            Company subsidiary rents equipment in installations through operating contracts maturing at various dates, which may be cancelled without entailing any indemnification.

      c)    New technology implementation

            The Company subsidiary started implementing in the second 2003 half the GSM technology in its service network, to supplement the current TDMA technology, considering that both technologies will be maintained in operation by the subsidiary. At June 30, 2004 no adjustment to property, plant and equipment account was deemed necessary due to introduction of the new GSM technology.

      d)    License for use

            In July 2003, the Company's operating subsidiary acquired license for radio frequency use in connection with the General Licensing Plan (PGO) and the license for rendering Personal Mobile Services
            (SMP).

            Said license is valid for the remaining period of the license for rendering personal mobile services, which is the period over which such asset will be amortized.

            The amount due for the license is updated by reference to the IGP-DI (General Price Index - Internal Availability) of the Getulio Vargas Foundation variation, from the date of the Licensing Agreement through to the date of actual payment, if it occurs up to twelve months from the date of the Licensing Agreement, increased by 1% interest per month. Considering the decision of the subsidiary to settle the amount due in up to 12 months, it reclassified the updated balance of R$ 23,334 to license for use account, under current liabilities.

11.   Loans

                                                                                       Consolidated
                                                                                       --------------
     Foreign currency:

      Loan in the amount of US$ 50,000,000, bearing interest based on the Libor rate for 3-month deposits + 1.625% p.a., subject matter of a hedging operation for which the rate is 100% of the CDI monthly
      variation to final maturity.                                                           61,837
                                                                                       -------------

      Short-term amortizable amount                                                         (41,450)
                                                                                       -------------

      Noncurrent liability                                                                   20,387
                                                                                       =============



      The loan from the European Bank of Investment has financial covenants that are quarterly monitored, related to the maintenance of certain financial indices, especially the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company subsidiary complies with these covenants.

      Loans are guaranteed by promissory notes in the amount of principal plus interest as well as by surety of the Tele Nordeste Celular Participacoes S.A.

      The long-term portion of loans matures up to 2005.

      The Company has contracted hedge operations with the purpose of protecting itself from the risks resulting from the devaluation of the real in relation to the US dollar. The outstanding hedge contract amounts at balance sheet date to R$ 61,837 and the operation term is the same as that for the loan agreement.

12.   Taxes and Contributions

                                                  Company          Consolidated
                                              ----------------   ---------------

     ICMS                                                 -              30,937
     Pis and Cofins                                      13               5,009
     Income and social contribution taxes                 -               1,754
     Other                                              391               2,870
                                              --------------     ---------------

                                                        404              40,570
                                              ==============     ===============



13.   Provision for Contingencies

                                         Company         Consolidated
                                     ----------------- ------------------
       Labor claims                               48              1,098
       Tax claims                                  -              3,535
       Civil claims                                -              4,299
                                     ----------------  -----------------

                                                  48              8,932
                                     ================  =================

      Labor claims

      Refer to labor proceedings in the amount of approximately R$ 5,600, for which the Company and its subsidiary maintain a judicial deposit in the amount of R$ 1,241. Based on the opinion of its legal advisors, the Company and subsidiary set up a provision in the amount of R$ 1,098, which is considered to be sufficient to cover probable losses on these proceedings.

      Tax claims

      Refer to tax proceedings in the amount of approximately R$ 4,200, without any related judicial deposit. Based on the opinion of its legal advisors, the Company set up a provision in the amount of R$ 3,535, which is considered sufficient to cover probable losses on these proceedings.

      Civil claims

      These refer to indemnification proceedings for pain and suffering and other proceedings in the amount of approximately R$ 31,800, for which the Company and its subsidiary maintains a judicial deposit of R$ 2,131. Based on the opinion of its legal advisors, the Company and subsidiary set up a provision of R$ 4,299, which is considered to be sufficient to cover probable losses on these proceedings.

14.   Shareholders' Equity

      a)    Capital

            The authorized capital of Tele Nordeste Celular Participacoes S.A. is 700,000,000,000 shares, according to the Company's by-laws.

            At June 30, 2004, subscribed and paid up capital was divided into 365,777,579,651 nominative shares, of which 137,776,428,847 are common and 228,001,150,804 are preferred, all without par value.

            Preferred shares have no voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% a year, on the amount resulting from the division of capital stock subscribed by the total number of Company shares.

      b)    Capital reserve - Special premium reserve

            This reserve was set up during the corporate reorganization process as stated in Note 2, against net assets incorporated and represents the amount of future tax benefits resulting from amortization of premium. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority shareholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder.

      b)    Capital reserve - Special premium reserve - continued


            The tax benefit recorded in 2000, from the incorporated premium, was R$ 204,068, of which R$ 25,180 were realized in 2003 and will be used for capital increase. On April 22, 2004, the Meeting approved a capital increase of R$ 25,180, corresponding to the portion of tax benefit realized in 2003.


      c)    Income reserves

            Legal reserve

            In conformity with the legislation in force, 5% (five percent) of net income computed in the year should be applied to the legal reserve prior to any other destination, which should not exceed 20% (twenty percent) of capital or 30% (thirty percent) of capital plus capital reserves; after this limit no appropriations to this reserve are obligatory. These reserves can be used only for capital increase or offsetting of accumulated losses.

            Statutory reserve

            This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to 80% (eighty percent) of the amount of capital, and has the objective of expanding the Company's business.

            Realizable profit reserve

            At December 31, 2003, the Company set up a realizable profit reserve originating from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiary and not allowing distribution by them, in the amount of R$ 49,807. Said reserve will be reversed by the Company upon its actual realization or upon capitalization of the tax incentive reserve by the subsidiary.

            In conformity with Law No. 10303/01, the reserve amounting to R$ 18,838 was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year.

      c)    Income reserves

            Reserve for dividends payable

            The Shareholders Meeting of April 4, 2002 approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. The Company realized a portion of this reserve in the amount of R$ 10,280 (R$2,244 in 2002) in the year ended December 31, 2003.

      d)    Dividends

            According to its bylaws, the Company should distribute 25% of net income, adjusted in accordance with paragraphs II and III of article 202 of Law No. 6404/76 and respective amendments. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determination of the subsequent paragraph, and this value will be increased by the amount necessary to pay priority dividends of preferred shares.

            The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.

            As decided in the General Extraordinary Meeting of December 20, 2002, the Company's by-laws were amended to conform to the new Corporation Law, including paragraph one of article 10, which ensure holders of preferred shares of the right to receive annual dividend by share of 3% (three percent) of the amount of shareholders' equity per share, based on the last approved balance sheet, whenever the dividends established based on this criterion are in excess of dividends calculated under the criterion previously established, described in the above paragraph.

      e)    Stock option plan

            On May 4, 2001, the Company's shareholders approved the implantation of a stock option plan, initially covering officers, managers and principal employees. The stock option plan has duration of four years, up to May 4, 2005. All beneficiaries have already exercised 2/3rd of total options to which they were entitled, which corresponds to 1,440,754 lots of 1,000 shares, referring to the targets attained in 2001 and 2002, considering price of R$ 3.21 per thousand shares, 26,798 and 1,413,956 lots of 1,000 paid up during 2003 and period ended June 2004, representing capital increase of R$ 86 and R$ 4,539, respectively.

      f)    Retained earnings

            The balance was retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget presented and approved by the Shareholders General Meeting held on April 22, 2004.

            Considering that the limit for income reserves and retained earnings in relation to capital has been reached, management submitted for the approval of the Board of Directors a proposal for increasing capital without issuing shares, in the amount of R$ 84,809, using retained earnings for prior years. The General Meeting held on April 22, 2004 approved said proposal for capital increase.

15.   Financial Expenses

                                                  Company         Consolidated
                                               ---------------  ---------------

      Interest on concessions (license of use)             -            1,253
      CPMF                                               360            3,375
      PIS/COFINS on financial income                      66            3,900
      Other expenses                                     338            2,975
                                               --------------   --------------

                                                         764           11,503
                                               ==============   ==============



16.   Financial Income


                                             Company             Consolidated
                                        ------------------    ------------------

      Short-term investments                        460                 21,847
      Interest collected from customers               -                  2,254
      Other income                                  361                  6,743
                                        ----------------      -----------------
                                                    821                 30,844
                                        ================      =================



17.   Other Operating Income (Expenses)

                                           Company            Consolidated
                                      ------------------   -------------------

      Premium amortization                            -               (12,590)
      Provision for contingency                       -                  (684)
      Recovered expenses                              -                 1,670
      Other                                         (10)                 (617)
                                      ------------------   -------------------

                                                    (10)              (12,221)
                                      ==================   ===================

18.   Other Operating Income (Expenses)

                                          Company               Consolidated
                                      -------------------   ------------------

      Effect on shareholding                    (4,240)                (4,240)
      Other                                        131                     88
                                      -----------------     ------------------

                                                (4,109)                (4,152)
                                      =================     ==================


19.   Financial Instruments

      At June 30, 2004, the accounting value of financial instruments related to assets and liabilities of Tele Nordeste Celular and its subsidiary approximates market value and are identified separately in specific notes of cash and cash equivalents, accounts receivable, associated companies, loans and hedge operations. The gain and loss effects are recognized in result of operations as incurred.

      The criteria, assumptions and limitations related to the calculation of the market values are the following:

      Cash and cash equivalents and short-term investments

      The market values of current account balances and short-term investments are identical to their accounting values.

      Intercompany loans receivable or payable

      Market values are identical to accounting values, as there are no similar instruments.

      Recoverable deferred taxes

      Market values of such instruments are identical to their accounting values, considering that taxes recoverable correspond to short-term prepayments and deferred taxes, represented by tax credit from merged assets, to the portion related to temporary additions and tax loss.

      Loans and financings

      Market values of loans and financings were calculated based on their present value, determined by future cash flows and using the interest rates applicable to instruments of similar nature, maturity and risk, or based on market quotations of said instruments.

      Derivatives

      The Company's policy is to eliminate market risks, avoiding exposure to market value fluctuations and operating solely with instruments that enable control of such risks. Most derivative contracts represent swap operations involving predetermined rates, as hedge instruments of loans and financings.

      Accounting balances of financial instruments included in the balance sheet do not represent significant differences in relation to market values at June 30, 2004.

      Market values were estimated at a specific moment, based on relevant available market information. Changes in assumptions may significantly affect the estimates made.

20.   Insurance (unaudited)

      At June 30, 2004, Tele Nordeste Celular Participacoes S.A. and its subsidiary had insurance cover against fire and sundry risks on their fixed asset items, for amounts considered sufficient to cover possible losses.

21.   Pension Plan - TIMPREV

      The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebras system, under the administration of the Fundacao Sistel de Seguridade Social - Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

      Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebras System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

      In this sense, on November 13, 2002, through Notification 1917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV - NORDESTE (Regulamento do Plano de Beneficios TIMPREV - NORDESTE) in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

      With the TIMPREV regulations in hand, actions through the Human Resources area were taken, including the use of internal facilitators, for the disclosure among the participants of the differences of the new plan in relation to the prior one. This methodology is decisive for the success of migration, which is occurring naturally, by which the participant in opting for the TIMPREV does it in an irreversible manner, thus extinguishing his/her rights linked to the PBS benefit plan (defined benefit) and to the PAMA.

      The migration performance up to January 12, 2004 represents 92.46% of adhesion.

      In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

            o        Regular retirement pension
            o        Anticipated retirement pension
            o        Invalid (disability) pension
            o        Deferred proportional benefit
            o        Death pension


      During the period ended June 30, 2004, the contributions of the Company and its subsidiary to TIMPREV totaled R$ 161.

22.   Subsequent Event

      The subsidiary Tim Nordeste Telecomunicacoes S.A., settled the License for Use (See Note 10d) on July 6, 2004 in the total principal amount of R$ 20,889.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    July 23, 2004

                                         By:  /s/ WALMIR URBANO KESSELI
                                              -----------------------------
                                         Name:  Walmir  Urbano Kesseli
                                         Title: Chief Financial Officer